The Boston Company International Core Equity Portfolio

Schedule of Investments - June 30, 2005 (Unaudited)

Security	Shares	Value (Note 1A)
UNAFFILIATED INVESTMENTS - 100.0%		
EQUITY - 98.9%		
Australia - 5.5%		
Caltex Australia Ltd.	121,300	$ 1,460,205
CSL Ltd.	24,800	632,565
Insurance Australia Group Ltd.	252,300	1,148,611
Macquarie Bank Ltd	39,800	1,798,572
Oil Search Ltd.	732,600	1,699,602
Qantas Airways Ltd.	373,000	953,174
QBE Insurance Group Ltd.	109,300	1,328,989
Rinker Group Ltd.	216,900	2,288,267
		11,309,985
Austria - 2.3%		
Boehler-Uddeholm	10,100	1,334,189
OMV AG	7,800	3,393,164
		4,727,353
Belgium - 1.0%		
KBC Groupe	25,600	2,017,709
Denmark - 0.6%		
Novo Nordisk A/S, Class B	23,800	1,211,752
Finland - 2.7%		
Fortum Oyj	57,200	917,373
Kesko Oyj	50,700	1,272,276
Nokia Oyj	148,900	2,478,273
Rautaruukki Oyj	57,200	854,282
		5,522,204
France - 11.3%		
Banca Intesa SpA	431,633	1,969,241
Banque Nationale De Paris	43,800	2,994,935
Bouygues SA	36,700	1,515,190
Elior	67,900	811,526
France Telecom SA	24,200	703,141
Renault SA	18,100	1,590,818
Sanofi-Synthelabo SA	20,800	1,703,078
Societe Generale	37,200	3,768,577
Suez SA	41,500	1,122,565
Total SA	12,455	2,917,098
Vinci SA	14,700	1,222,994
Vivendi Universal SA	61,700	1,932,447
Remy Cointreau	17,200	782,412
		23,034,022
Germany - 6.1%		
Bayerische Motoren Werke AG	15,100	687,115
Continental AG	42,100	3,026,893
Deutsche Bank AG Registered Shares	8,100	631,638
Deutsche Post AG	43,200	1,008,822
Deutsche Telekom AG	53,800	994,382
E.ON AG	29,500	2,619,337
Merck KGaA	17,300	1,374,672
SAP AG	6,000	1,042,322
Thyssenkrupp AG	65,400	1,133,703
		12,518,884

Greece - 1.1%

Alpha Bank A.E.	48,240	1,285,535
Coca-Cola Hellenic Bottling Co. S.A.	38,700	1,050,866
		2,336,401

Hong Kong - 3.6%

China Mobile Hong Kong Ltd.	782,300	2,892,983
China Resources Power Holdings Co., Ltd.	1,527,403	848,986
Esprit Holdings Ltd.	91,000	654,990
Kerry Properties Ltd.	375,800	833,777
Kingboard Chemical Holdings Ltd.	210,500	670,093
Orient Overseas International Ltd.	180,500	786,716
The Wharf(Holdings) Ltd.	167,000	584,173
		7,271,718

Ireland - 1.3%

Anglo Irish Bank Corp PLC	103,800	1,287,193
CRH PLC	11,800	310,166
CRH PLC	36,200	960,832
		2,558,191

Italy - 1.7%

Eni SpA	67,000	1,720,351
Mediaset SpA	153,000	1,800,749
		3,521,100

Japan - 19.8%

Asahi Breweries Ltd.	106,000	1,263,965
Bridgestone Corp.	58,000	1,109,776
Canon, Inc.	49,000	2,566,816
Diamond Lease Co., Ltd.	14,600	578,071
Eisai Co., Ltd.	35,700	1,195,797
Hisamitsu Pharamaceutical	37,700	999,074
Honda Motor Co., Ltd.	46,800	2,302,401
HOYA Corp.	17,700	2,033,534
Japan Tobacco, Inc.	57	759,728
Kawasaki Kisen Kaisha Ltd.	167,000	983,851
Kirin Beverage Corp.	47,400	1,071,310
Kobe Steel Ltd.	978,000	1,837,721
Komatsu Ltd.	192,000	1,482,458
Kubota Corp.	265,000	1,446,589
Kyocera Corp.	12,100	922,049
Kyushu Electric Power Co., Inc.	28,500	618,268
Mazda Motor Corp.	255,000	954,765
Mitsubishi Corp.	136,000	1,839,835
Mitsui O.S.K. Lines, Ltd.	225,000	1,378,272
Mitsui Sumitomo Insurance Company Ltd.	69,000	618,573
Mizuho Financial Group, Inc.	131	589,998
Nippon Steel Corp.	658,000	1,521,909
Nisshin Seifun Group, Inc.	80,000	826,543
NTT Corp.	351	1,504,542
Ono Pharmaceutical Co., Ltd.	25,000	1,181,274
Promise Co., Ltd.	10,600	676,583
Sankyo Co.,Ltd.	18,900	875,628
Santen Pharmaceutical Co., Ltd	28,900	655,925
Sanyo Shinpan Finance Co., Ltd.	24,000	1,643,143
Sumitomo Electric Industries	109,700	1,114,124
Sumitomo Rubber Industries, Inc.	128,000	1,301,414
Sumitomo Trust & Banking Co., Ltd.	197,000	1,193,938
Takeda Pharmaceutical Co., Ltd.	28,600	1,414,168
		40,462,042

Luxembourg - 0.5%

Arcelor	53,900	1,052,065

Netherlands - 3.8%

Buhrmann N.V.	122,600	1,209,978
CSM	9,900	305,410
Ing Groep NV CVA	140,100	3,941,995
Royal Dutch Petroleum Co.	35,000	2,278,182
		7,735,565

New Zealand - 0.3%

Fletcher Building Ltd.	143,600	687,473

Norway - 2.1%

DNB NOR ASA	140,300	1,456,133
Norsk Hydro ASA	11,600	1,060,689
Orkla Asa	27,000	991,542
Yara International ASA	53,300	843,270
		4,351,634

Singapore - 0.8%

Fraser and Neave Ltd.	89,630	832,313
Keppel Co., Ltd.*	92,900	687,176
		1,519,489

Spain - 2.7%

ACS Actividades	63,500	1,771,245
Corp. Mapfre SA	80,500	1,200,284
Repsol YPF SA	74,400	1,894,026
Union Fenosa, SA	23,400	711,213
		5,576,768

Sweden - 2.5%

Ericsson LM	261,000	834,044
Lindex AB	14,000	653,713
Skandinaviska Enskilda Banken AB	105,800	1,755,041
Volvo AB, Class B	46,300	1,879,376
		5,122,174

Switzerland - 5.5%

Baloise Holdings	10,530	524,389
Credit Suisse Group	82,400	3,233,808
Logitech International SA *	36,000	1,154,649
Novartis AG	34,940	1,660,062
Saurer AG*	14,400	897,990
Sulzer AG	3,670	1,511,148
UBS AG Registered Shares	10,100	786,262
Zurich Financial Services AG*	8,490	1,458,546
		11,226,854

United Kingdom - 23.7%

02 PLC	279,300	679,953
Alliance Unichem PLC	82,500	1,252,798
AstraZeneca PLC	39,900	1,648,612
Aviva PLC	128,300	1,424,262
Barclays PLC	210,990	2,093,287
Barratt Developments PLC	96,800	1,240,028
BHP Billition PLC	107,100	1,373,548
BP PLC	327,200	3,402,079
BPB PLC	95,100	897,968
British Airways PLC*	218,300	1,026,164
BT Group PLC	161,400	662,213
Enterprise Inns PLC	81,100	1,207,910
Friends Provident PLC	582,000	1,893,192
Greene King PLC	27,900	634,463
HBOS PLC	183,000	2,815,891
Inchcape PLC	49,100	1,804,029
Kelda Group PLC	119,200	1,488,411
Legal & General Group PLC	473,900	973,409
Old Mutual PLC	959,700	2,088,089
Reckitt Benckiser PLC	23,000	675,707
Royal Bank of Scotland Group PLC	110,085	3,314,722
SABMiller PLC	102,800	1,599,349
Sage Group PLC	261,500	1,043,799
Scottish Power PLC	144,200	1,277,363
Shire Pharmaceuticals Group PLC	84,000	919,609
Tesco PLC	287,300	1,636,260
Travis Perkins PLC	23,200	720,687
Tullow Oil PLC	270,400	901,331
Vodafone Group PLC	1,931,400	4,692,588
Wolseley PLC	60,600	1,269,169
Xstrata PLC	86,000	1,652,285
		48,309,175
Total Equities (Cost $175,652,634)		202,072,558

PREFERRED STOCKS - 0.9%

Fresenius AG	6,500	744,698
Henkel KGaA	7,100	634,943
Unipol SpA	178,500	516,141
Total Preferred Stocks (Cost $1,682,699)		1,895,782

SHORT-TERM INVESTMENTS - 0.2%	Rate	Maturity	Par Value	
U.S. Government - 0.2%				
U.S. Treasury Bill+ (Cost $417,341)	2.96%	9/15/2005	420,000	417,341
TOTAL UNAFFILIATED INVESTMENTS (Cost $177,752,674)				204,385,681

AFFILIATED INVESTMENTS - 0.0%

Dreyfus Institutional Preferred Plus Money Market ++ (Cost $54,810)	54,810	54,810
TOTAL INVESTMENTS- 100.1% (Cost $177,807,484)		204,440,491
LIABILITIES IN EXCESS OF OTHER ASSETS - (0.1%)		(98,050)
NET ASSETS-100%		$ 204,342,441

Notes to Schedule of Investments:
* Non-income producing security
+ Denotes all or part of security segregated as collateral for futures transactions.
++ Affiliated institutional money market fund.

At June 30, 2005 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain/Loss
MSCI Pan-Euro (59 Contracts)	Long	9/16/2005	$ 1,348,463	$ (10,691)
Topix Futures (4 Contracts)	Long	9/8/2005	423,625	1,516
				$ (9,175)

The Boston Company International Small Cap Portfolio

Schedule of Investments - June 30, 2005 (Unaudited)

Security Description	Shares	Value (Note 1A)
UNAFFILIATED INVESTMENTS - 102.1%		
EQUITIES - 97.4%		
Australia - 3.9%		
APN News & Media Ltd.	615,700	2,402,465
Caltex Australia Ltd.	238,700	2,873,461
Cochlear Ltd.	82,800	2,458,736
Oil Search Ltd.	1,656,500	3,843,012
Perpetual Trustees Australia Ltd.	82,200	3,575,235
Sims Group Ltd.	293,400	3,301,946
		18,454,855
Austria - 0.7%		
Boehler-Uddeholm	24,400	3,223,189
Belgium - 1.3%		
Colruyt SA	11,324	1,541,563
Mobistar SA	34,500	2,883,613
NV Union Miniere SA	22,800	1,819,469
		6,244,645
Canada - 5.9%		
Astral Media, Inc.	57,300	1,476,370
Canfor Corp.*	204,300	2,452,601
CHC Helicopter Corp.	82,500	1,608,902
Ensign Resource Service Group, Inc.	111,800	2,699,817
Gildan Activewear, Inc.*	82,200	2,156,198
Home Capital Group, Inc.	178,000	5,307,293
Inmet Mining Corp.*	134,500	1,740,976
IPSCO, Inc.	50,300	2,194,386
Northbridge Financial	149,500	3,662,719
Trican Well Service Ltd.*	197,500	4,858,065
		28,157,327
Denmark - 1.5%		
Bang & Olufsen A/S (a)	19,900	1,393,843
GN Store Nord A/S	182,300	2,060,576
Jyske Bank A/S*	89,000	3,908,994
		7,363,413
Finland - 2.3%		
Nokian Renkaat OYJ	105,700	1,927,784
OKO Bank (OKO Osuuspankkien Keskuspankki Oyi)	90,700	1,480,609
Rautaruukki Oyj	170,200	2,541,938
Wartsila Oyj-B SHARES	95,550	2,753,285
YIT-Yhtyma Oyj	73,400	2,450,352
		11,153,968
France - 8.0%		
Alten*	97,000	2,454,932
April Group	46,100	1,434,888
Ciments Francais (a)	18,900	1,844,400
Clarins	37,106	2,491,591
CNP Assurances	28,700	1,832,503
Eiffage (a)	38,483	3,340,983
Elior (a)	221,100	2,642,538
Euler Hermes SA (a)	46,400	3,656,819
Generale de Sante	77,800	1,899,779
Imerys SA	36,100	2,484,378
Legardere SCA	22,100	1,630,237
Natexis Banques Populaires	20,400	2,957,739
Nexans SA	38,600	1,563,092
SR Teleperformance	66,600	1,934,381
Vallourec*	8,890	2,555,634
Vallourec SA	8,390	42,852
Vinci SA (a)	38,500	3,203,079
		37,969,825

Germany - 5.9%

AWD Holding AG	38,800	1,627,355
Continental AG	49,200	3,537,367
Deutsche Boerse AG	19,400	1,515,248
Deutsche Postbank AG	67,700	3,327,912
Hannover Rueckversicherung AG	34,250	1,292,726
Hypo Real Estate Holding	51,000	1,936,388
Leoni AG	71,800	1,848,765
Mobilcom AG (a)	102,200	2,208,081
Puma AG	7,530	1,860,504
Rheinmetall AG NPV	32,300	1,624,382
Software AG	50,300	2,076,390
Stada Arzneimittel AG	53,600	1,948,114
Thyssenkrupp AG	88,400	1,532,405
Wincor Nixdorf AG	17,800	1,455,922
		27,791,559

Hong Kong - 3.5%

China Overseas Land & Investment Ltd.	7,636,000	1,406,040
China State Construction International Holdings Ltd.*	413,444	105,356
Hengan International Group Co., Ltd.	2,395,400	1,663,939
Kerry Properties Ltd.	1,139,000	2,527,068
Orient Overseas International Ltd.	533,700	2,326,151
Skyworth Digital Holdings Ltd.	2,962,000	381,210
Solomon Systech (Intl)	7,934,900	2,802,864
Television Broadcasts Ltd.	261,000	1,474,101
Wing Hang Bank Ltd.	252,800	1,649,371
Xinao Gas Holdings Ltd.	3,484,000	2,421,468
		16,757,568

Ireland - 1.0%

Fyffes PLC	872,300	2,603,627
Grafton Group PLC*	197,500	2,288,096
		4,891,723

Italy - 4.1%

ASM Brescia SpA	403,100	1,291,819
Banco Popolare di Verona e Novara	162,100	2,760,043
Davide Campari-Milano SpA	254,961	1,865,058
Erg SpA	187,900	3,620,084
Fondiaria-Sai SpA	52,400	1,415,769
Milano Assicurazioni SpA	465,700	2,891,559
Pirelli & C Real Estate	65,800	3,942,092
Recordati SpA	212,900	1,529,675
		19,316,099

Japan - 18.6%

CMK Corp. (a)	122,000	2,061,340
Cosmo Oil Co., Ltd.	524,000	2,218,223
Dainippon Screen Manufacturing Co., Ltd.	241,900	1,623,045
Diamond Lease Co., Ltd.	38,000	1,504,568
Hamamatsu Photonics KK (a)	76,900	1,670,786
Hisamitsu Pharamaceutical	101,100	2,679,216
Hitachi Construction Machinery Co., Ltd.	130,300	1,541,503
Izumi Co. Ltdronics, Inc. (a)	73,800	1,821,636
Kawasaki Kisen Kaisha Ltd.	326,200	1,921,750
Keihin Corp.	226,400	3,688,515
Kenedix, Inc.	574	1,617,690
Kirin Beverage Corp.	73,200	1,654,428
Koito Manufacturing Co.	274,000	2,852,227
Koyo Seiko Co., Ltd.	151,000	2,015,001
Kuroda Electric Co., Ltd.	77,000	1,801,693
Kyowa Exeo Corp.	316,000	2,788,625
Makita Corp.	130,000	2,540,723
Mitsubishi Gas Chemical Co., Inc.	733,800	3,743,534
Mori Seiki Co., Ltd (a)	195,600	2,069,186
Nippon Shokubai Ltd.	534,000	4,341,606
Nisshin Seifun Group, Inc.	187,000	1,932,044
Nisshin Steel Co., Ltd.	1,315,900	3,284,994
NTN Corp.	275,000	1,471,661
OSG Corp.	172,800	2,175,534
Otsuka Corp.	38,600	3,261,747
Plenus Co., Ltd.	66,700	2,350,425
Ricoh Leasing Co., Ltd.	134,400	3,223,539
Ryohin Keikaku	32,400	1,596,609
Santen Pharmaceutical Co., Ltd	95,200	2,160,694
Sanwa Shutter Corp.	352,000	2,022,776
Sanyo Shinpan Finance Co., Ltd.	46,400	3,176,743
Sodick Co., Ltd.	234,100	2,160,973
Sumisho Lease Co., Ltd.	91,300	3,168,551
Sumitomo Forestry Co., Ltd.	199,000	1,921,241
Sumitomo Rubber Industries, Inc.	270,000	2,745,171
Sysmex Corp.	58,600	3,793,575
Tsuruha Co., Ltd.	59,800	1,902,909
		88,504,481

Netherlands - 4.7%

Aalberts Industries NV	56,200	2,571,032
ASM International NV* (a)	77,200	1,230,456
Axalto Holding NV*	61,100	1,840,580
Buhrmann NV	226,400	2,234,413
Corio NV	52,900	2,944,325
Koninklijke BAM Groep NV	49,800	3,292,301
Randstad Holding NV	42,700	1,469,636
SBM Offshore NV	28,900	1,978,567
Stork NV	82,600	3,413,268
Wolters Kluwer NV	65,000	1,239,871
		22,214,449

Norway - 0.9%

Tandberg Television ASA*	340,600	4,173,563

Portugal - 0.5%

Jeronimo Martins, SGPS, S.A.	152,200	2,182,066

Singapore - 1.3%

First Engineering Ltd.	1,800,800	1,309,212
Jurong Technologies Industrial	2,822,300	2,939,365
MobileOne Ltd.	1,486,600	1,920,749
		6,169,326

South Korea - 2.7%

Dongbu Insurance Co. Ltd.	196,660	2,024,420
Hanjin Shipping Corp.	80,100	1,997,737
Honam Petrochemical Corp.	37,700	1,566,775
Hyundai Mipo Dockyard	64,500	3,625,990
Intops Co., Ltd.	76,900	1,773,603
Pusan Bank	209,900	1,859,626
		12,848,151

Spain - 3.7%

ACS Actividades	116,300	3,244,028
Ebro Puleva, SA	136,500	2,422,048
Enagas	133,100	2,350,408
Fadesa Immobiliaria SA	61,000	1,745,350
Immobiliaria Urbis SA	215,200	4,043,721
Indra Sistemas SA	105,500	2,083,836
TPI Telefonica Publicidad e Informacion SA	173,300	1,510,237
		17,399,628

Sweden - 2.2%

Elekta AB	123,359	5,111,617
Lindex AB	33,100	1,545,565
Nobia AB	139,200	2,020,903
WM-data AB	665,000	1,667,625
		10,345,710

Switzerland - 5.0%

ABB Ltd.*	221,900	1,446,358
Banque Cantonale Vaudoise (BCV)	8,060	1,936,979
Charles Voegele Holding AG	27,400	1,744,857
Hiestand Holding AG	2,940	2,312,815
Kuoni Reisen Holding AG*	3,300	1,340,058
Logitech International SA *	67,220	2,155,986
Micronas Semiconductor Holdings*	56,200	2,118,453
Rieter Holding AG	9,290	2,569,268
Saurer AG*	23,840	1,486,672
Sika AG*	4,180	2,605,962
Sulzer AG	4,180	1,721,144
Syngenta AG*	23,850	2,443,629
		23,882,181

United Kingdom - 19.7%

Alliance Unichem PLC	160,100	2,431,188
Barratt Developments PLC	134,400	1,721,692
BPB PLC	353,400	3,336,930
British Airways PLC*	416,500	1,957,844
BSS Group PLC*	66,600	1,329,630
Carillion PLC	371,500	1,871,056
Charter PLC*	288,200	1,562,658
Close Brothers Group PLC	197,600	2,603,008
Daily Mail and General Trust	110,900	1,302,591
Eircom Group PLC	1,042,400	2,319,077
Enterprise Inns PLC	210,900	3,141,161
FirstGroup PLC	379,800	2,233,210
Friends Provident PLC (a)	1,456,600	4,738,184
Future PLC	928,400	1,311,683
Greene King PLC	92,900	2,112,603
Greggs PLC	25,800	2,125,041
Hays PLC	754,100	1,742,384
iSOFT Group PLC	216,206	1,620,379
Inchcape PLC	77,600	2,851,174
Kelda Group PLC	134,100	1,674,463
Kier Group PLC	158,600	2,602,154
Laird Group PLC	246,200	1,398,943
Mcbride PLC	834,400	2,242,558
McCarthy & Stone PLC	175,400	1,738,536
Northgate Information Solutions PLC*	1,062,300	1,326,048
Northgate PLC	136,600	2,210,355
Peacock Group PLC	258,500	1,180,305
Persimmon PLC	115,100	1,607,654
Restaurant Group PLC	641,300	1,562,648
Rexam PLC	270,300	2,325,249
Schroders PLC	113,200	1,530,712
Shire Pharmaceuticals Group PLC	207,900	2,276,033
SIG PLC	224,300	2,536,139
Speedy Hire PLC	262,900	3,235,521
Sportingbet PLC*	254,000	1,490,642
The Carphone Warehouse PLC	901,500	2,953,903
Travis Perkins PLC	75,500	2,345,339
Tullow Oil PLC	869,000	2,896,660
Ultra Electronics Holdings	134,300	1,927,573
United Business Media PLC	139,553	1,235,340
Victrex PLC	169,500	1,468,753
Viridian Group PLC	152,500	2,128,067
WH Smith PLC	285,200	1,856,143
WS Atkins PLC	183,300	2,225,193
Yell Group PLC	161,200	1,225,509
		93,511,933
Total Equities (Cost $391,178,381)		462,555,659

PREFERRED STOCKS - 0.8%

Fresenius AG	18,360	2,103,486
Henkel KGaA	17,500	1,564,994
TOTAL PREFERRED STOCKS (Cost $3,290,114)		3,668,480

	Rate	Maturity	Par Value	
SHORT-TERM INVESTMENTS - 0.1%				
U.S. Government- 0.1%				
U.S. Treasury Bill + (Cost $680,664)	2.96%	9/15/2005	685,000	680,664

	Shares	
Investment of Cash Collateral - 3.8%		
BlackRock Cash Strategies L.L.C ++ (Cost $18,156,424)	18,156,424	18,156,424
TOTAL UNAFFILIATED INVESTMENTS - (Cost $413,305,583)		485,061,227

AFFILIATED INVESTMENTS - 2.3%		
Dreyfus Institutional Preferred Plus Money Market +++ (Cost $10,963,266)	10,963,266	10,963,266

TOTAL INVESTMENTS - 104.4% (Cost $424,268,849)	496,024,493
LIABILITIES IN ACCESS OF OTHER ASSETS - (4.4%)	(21,044,376)
NET ASSETS-100%	$ 474,980,117

Notes to Schedule of Investments:

(a) Security, or a portion of thereof, was on loan at 6/30/05.
* Non-income producing security
+ Denotes all or part of security segregated as collateral.
++ Money market fund exempt from registration under the Investment Company Act of 1940 offered only to eligible investors
+++ Affiliated institutional money market fund.

At June 30, 2005 the Portfolio held the following forward foreign currency exchange contracts:

Contracts to Receive	Local Principal Amount	Contract Value Date	Value at June 30, 2005	USD Amount to Deliver	Unrealized Gain/(Loss)
Australian Dollar	602,000	7/1/2005	$ 457,941	$ 459,326	$ (1,385)
Swiss Franc	751,000	7/1/2005	586,215	587,177	(962)
Danish Krone	1,065,000	7/1/2005	173,016	172,836	180
British Pound	1,120,000	7/1/2005	2,006,480	2,023,840	(17,360)
Japanese Yen	50,000,000	7/1/2005	450,857	452,899	(2,042)
Norwegian Krone	716,000	7/1/2005	109,611	109,514	97
Swedish Krona	2,045,000	7/1/2005	261,854	261,660	194
Singapore Dollar	280,000	7/1/2005	166,074	166,212	(138)
			$ 4,212,048	$ 4,233,464	$ (21,416)

At June 30, 2005 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain/(Loss)
MSCI Pan-Euro (100 contracts)	Long	9/15/2005	$ 2,303,148	$ (10,987)
Topix Futures (7 contracts)	Long	9/15/2005	748,468	3,454
				$ (7,533)

The Boston Company Large Cap Core Portfolio

Schedule of Investments - June 30, 2005 (Unaudited)

Security Description	Shares	Value (Note 1A)
UNAFFILIATED INVESTMENTS - 100.0%		
EQUITIES - 99.4%		
Consumer Discretionary - 13.4%		
Advance Auto Parts, Inc.*	10,010	646,146
Carnival Corp.	5,080	277,114
Coach, Inc.*	16,960	569,347
Comcast Corp.*	13,076	401,433
Dollar General Corp.	17,300	352,228
Hilton Hotels Corp.	10,760	256,626
J.C. Penny Company, Inc.	10,730	564,183
Marriott International, Class A	3,980	271,516
McDonalds Corp.	21,500	596,625
Nordstrom, Inc.	10,620	721,841
Omnicom Group	3,170	253,156
The Home Depot, Inc.	11,020	428,678
Time Warner, Inc.	43,200	721,872
Viacom, Inc., Class B	7,440	238,229
Walt Disney Co.	24,920	627,486
		6,926,480
Consumer Staples - 9.3%		
Altria Group, Inc.	9,780	632,375
CVS Corp.	10,600	308,142
Dean Foods Corp.*	9,900	348,876
Diageo PLC ADR	4,440	263,292
Estee Lauder Cos., Class A	7,700	301,301
Gillette Co.	11,470	580,726
Kellogg Co.	5,710	253,752
Pepsico, Inc.	11,240	606,173
Procter & Gamble Co.	17,700	933,675
Treehouse Foods, Inc.*	1,980	56,450
Wal-Mart Stores, Inc.	10,940	527,308
		4,812,070
Energy 8.6%		
Anadarko Petroleum Corp.	2,170	178,266
BP PLC ADR	4,290	267,610
Chevron Corp.	6,932	387,637
ConocoPhillips	12,100	695,629
Devon Energy Corp.	9,600	486,528
Exxon Mobil Corp.	29,094	1,672,032
Transocean, Inc.*	6,320	341,090
Weatherford International Ltd.*	7,700	446,446
		4,475,238

Financials - 19.1%

American Express Co.	4,760	253,375
American International Group	6,469	375,849
AmeriCredit Corp.*	10,640	271,320
Axis Capital Holdings Ltd.	14,100	399,030
Bank of America Corp.	29,400	1,340,934
Chubb Corp.	6,110	523,077
CIT Group, Inc.	15,110	649,277
Citigroup, Inc.	34,866	1,611,855
Countrywide Financial Corp.	6,710	259,073
Fannie Mae	11,220	655,248
Franklin Resources, Inc.	3,630	279,437
Freddie Mac	3,530	230,262
Goldman Sachs Group, Inc.	4,780	487,656
JPMorgan Chase & Co.	7,130	251,832
Lazard Ltd. Class A*	8,700	202,275
Lehman Brothers Holdings, Inc.	4,280	424,918
Merrill Lynch & Co., Inc.	4,200	231,042
Northern Trust Corp.	5,610	255,760
Radian Group, Inc.	10,600	500,532
Wachovia Corp.	13,320	660,672
		9,863,424

Health Care - 14.6%

Andrx Corp.*	11,790	239,455
Cephalon, Inc.*	5,560	221,344
Charles River Laboratories*	5,600	270,200
Fisher Scientific International	8,400	545,160
Genzyme Corp.	4,300	258,387
Hospira, Inc.*	11,470	447,330
Johnson & Johnson	14,940	971,100
Laboratory Corp. of America Holdings*	4,170	208,083
McKesson Corp.	6,770	303,228
Pfizer, Inc.	39,740	1,096,029
Sanofi-Aventis ADR	12,400	508,276
St. Jude Medical, Inc.	6,160	268,638
Triad Hospitals*	7,180	392,315
WebMD Corp.*	34,570	355,034
Wellpoint Inc.*	9,040	629,546
Wyeth	18,690	831,705
		7,545,830

Industrials - 11.7%

Caterpillar, Inc.	2,260	215,401
Danaher Corp.	8,800	460,592
Deere & Co.	5,080	332,689
Emerson Electric Co.	3,190	199,790
FedEx Corp.	2,900	234,929
General Dynamics Corp.	3,540	387,772
General Electric Corp.	49,320	1,708,938
Honeywell International, Inc.	4,970	182,051
Lockheed Martin Corp.	2,810	182,285
Norfolk Southern Corp.	16,300	504,648
Rockwell Automation, Inc.	6,310	307,360
Textron, Inc.	5,510	417,934
Tyco International Ltd.	16,440	480,048
United Technologies Corp.	8,300	426,205
		6,040,642

Materials - 2.8%

Alcoa, Inc.	18,290	$	477,918
Dow Chemical Co.	11,700		521,001
El Du Pont de Nemours & Co.	4,380		188,384
PPG Industries, Inc.	3,780		237,233
			1,424,536

Technology - 14.1%

Altera Corp.*	16,930	335,553
Cisco Systems, Inc.*	31,860	608,845
EMC Corp./Massachusetts	50,670	694,686
Global Payments, Inc.	4,580	310,524
Intel Corp.	36,920	962,135
International Business Machines Corp.	15,800	1,172,360
Microsoft Corp.	39,600	983,664
Motorola , Inc.	24,040	438,970
National Semiconductor Corp.	15,500	341,465
Texas Instruments, Inc.	25,750	722,803
Verisign, Inc.*	7,380	212,249
Yahoo! Inc.*	14,720	510,048
		7,293,302

Telecommunication Service - 2.5%

SBC Communications, Inc.	26,410	627,238
Verizon Communications, Inc.	18,600	642,630
		1,269,868

Utilities - 3.3%

Constellation Energy Group, Inc.	12,300	709,587
P G & E Corp.	17,000	638,180
Sempra Energy	9,200	380,052
		1,727,819
TOTAL EQUITIES (COST $39,967,893)		51,379,209

SHORT-TERM INVESTMENTS - 0.6%	Rate	Maturity	Par Value	
U.S. Government- 0.6%				
U.S. Treasury Bill + (Cost $298,101)	2.96%	9/15/2005	$ 300,000	298,101
TOTAL UNAFFILIATED INVESTMENTS (Cost $40,265,994)				51,677,310
AFFILIATED INVESTMENTS - 0.0%			Shares	
Dreyfus Institutional Preferred Plus Money Market ++ (Cost $19,691)			19,691	19,691
TOTAL INVESTMENTS - 100.0% (Cost $40,285,685)				51,697,001
OTHER ASSETS, LESS LIABILITIES- 0.0%				2,215
NET ASSETS-100%				$ 51,699,216

Notes to Schedule of Investments:

ADR-American Depository Receipt

* Non-income producing security.

+ Denotes all or part of security segregated as collateral.

++ Affiliated institutional money market fund.

The Boston Company Small Cap Growth Portfolio

Schedule of Investments - June 30, 2005 (Unaudited)

Security	Shares	Value (Note 1A)
UNAFFILIATED INVESTMENTS - 101.0%		
EQUITIES - 94.6%		
Consumer Discretionary - 18.0%		
Applebee's International, Inc.	12,600	333,774
Blue Nile, Inc. (a)*	7,200	235,368
Dick's Sporting Goods, Inc.	7,300	281,707
DreamWorks Animation SKG *	3,600	94,320
Educate, Inc.*	20,200	285,830
Education Management Corp.*	8,000	269,840
Emmis Communications Corp.*	20,300	358,701
Fred's, Inc.	22,200	368,076
Hot Topic, Inc.*	12,480	238,618
Imax Corp. (a)*	18,000	178,920
Jarden Corp.*	7,050	380,136
Jos A Bank Clothiers, Inc. (a)*	6,530	282,749
Laureate Education, Inc.*	7,900	378,094
Lions Gate Entertainment Corp.*	56,700	581,742
Marvel Enterprises, Inc.*	17,600	347,072
Outdoor Channel Holdings, Inc.*	2,600	35,776
Papa John's International, Inc.*	6,580	263,003
Playboy Enterprises, Inc., Class B*	21,900	283,386
Rare Hospitality International, Inc.*	8,250	251,378
Speedway Motorsports, Inc.	7,250	265,060
Thor Industries, Inc.	5,430	170,665
Tractor Supply Co.*	4,240	208,184
Volcom, Inc.*	1,000	26,770
Wabtec Corp.	11,260	241,865
		6,361,034
Consumer Staples - 5.2%		
Herbalife Ltd.	16,600	358,726
J & J Snack Food Corp.	3,940	206,259
Nu Skin Enterprises, Inc.	11,700	272,610
Peet's Coffee & Tea, Inc.*	8,050	265,972
Performance Food Group Co.*	15,940	481,547
Playtex Products, Inc.*	24,000	258,240
		1,843,354
Energy - 6.5%		
Cooper Cameron Corp.*	4,960	307,768
Dril-Quip, Inc.*	9,860	286,039
FMC Technologies, Inc.*	11,490	367,335
Global Industries Ltd.*	22,000	187,000
Oil States International, Inc.*	20,880	525,550
Penn Virginia Corp.	7,770	347,086
Tidewater, Inc.	7,200	274,464
		2,295,242
Financials - 8.1%		
Affiliated Managers Group (a)*	3,250	222,073
Amergy Bancorp, Inc.	9,600	214,848
Cathay General Bancorp	4,100	138,211
Center Financial Corp.	8,442	209,615
City National Corp., Class A	2,700	193,617
Colonial BancGroup, Inc.	11,500	253,690
Crescent Real Estate Equities Co. REIT	27,700	519,375
Cullen/Frost Bankers, Inc.	4,700	223,955
First Community Bancorp, Inc., Class A	3,900	185,250
First Midwest Bancorp, Inc.	8,100	284,877
Mercantile Bank Corp.	4,635	203,801
Preferred Bank, Los Angeles	350	13,895
Triad Guaranty, Inc.*	1,900	95,741
Vineyard National Bancorp Co. (a)	3,400	107,304
		2,866,252
Health Care - 21.6%		
Align Technology, Inc.*	23,300	171,721
Animas Corp.*	15,000	302,250
Applera Corp.-Celera Genomics Group*	12,100	132,737
Array BioPharma, Inc.*	20,000	126,000
Charles River Laboratories*	4,408	212,686
Community Health Systems, Inc.*	5,900	222,961

Conceptus, Inc.*	15,000	84,750
Cooper Cos, Inc.	2,300	139,978
Covance, Inc.*	15,500	695,485
Coventry Health Care, Inc.*	2,250	159,188
Fisher Scientific International (a)	10,500	681,450
Human Genome Sciences, Inc.*	9,800	113,484
Immunogen, Inc.*	20,500	118,695
Incyte Corp.*	18,700	133,705
InterMune, Inc.*	8,200	106,928
IRIS International, Inc.*	5,800	103,240
Lifepoint Hospitals, Inc.*	5,200	262,704
Matria Healthcare, Inc.*	19,500	628,485
Medarex, Inc.*	13,300	110,789
Medicines Co.*	6,350	148,527
Myriad Genetics, Inc.*	5,700	89,205
Natus Medical, Inc.*	13,700	154,125
Neurocrine Biosciences, Inc.*	2,200	92,532
PerkinElmer, Inc.	17,900	338,310
Protein Design Labs, Inc.*	10,900	220,289
PSS World Medical, Inc.*	29,300	364,785
Respironics, Inc.*	14,300	516,373
Sybron Dental Specialties, Inc.*	5,700	214,434
Triad Hospitals*	4,150	226,756
VCA Antech, Inc.*	13,600	329,800
Vertex Pharmaceuticals, Inc.*	6,700	112,828
Vnus Medical Technologies*	14,800	178,044
ZymoGenetics, Inc.*	7,400	130,240
		7,623,484

Industrials - 11.0%

Bucyrus International, Inc., Class A	7,000	265,860
FTI Consulting, Inc.*	12,200	254,980
Huron Consulting Group, Inc.*	14,100	332,055
Interline Brands, Inc.*	14,000	277,200
Jack Henry & Associates, Inc.	9,400	172,114
Kennametal, Inc.	6,260	287,021
Landstar System*	4,900	147,588
LECG Corp.*	21,300	452,838
MSC Industrial Direct Co., Inc.	10,910	368,213
Navigant Consulting, Inc.*	9,100	160,706
Pacer International, Inc.*	10,600	230,974
Stericycle, Inc.*	5,000	251,600
UTI Worldwide, Inc.	2,510	174,746
Waste Connections (a)*	13,550	505,280
		3,881,175

Materials - 3.7%

Airgas, Inc.	14,380	354,755
Arch Coal, Inc. (a)	3,220	175,393
Cleveland-Cliffs, Inc.	2,800	161,728
Consol Energy, Inc.	11,440	612,955
		1,304,831

Technology - 18.7%

Akamai Technologies, Inc.*	25,400	333,502
Anteon International Corp.*	7,800	355,836
Cymer, Inc.*	9,700	255,595
Cypress Semiconductor Corp.*	27,300	343,707
Eclipsys Corp.*	7,700	108,339
Exar Corp.*	19,300	287,377
Filenet Corp.*	6,700	168,438
Infocrossing, Inc. (a)*	16,300	203,261
Informatica Corp*	29,200	244,988
InfoSpace, Inc.*	9,500	312,835
Ingram Micro Inc., Class A*	25,200	394,632
Internet Security Systems*	14,500	294,205
Jamdat Mobile, Inc.*	5,900	163,312
Lam Research Corp.*	6,500	188,110
ManTech International Corp., Class A*	8,800	273,152
Mcafee, Inc.*	10,400	272,272
Online Resources Corp.*	24,400	275,964
Packeteer, Inc.*	14,800	208,680
Progress Software Corp.*	15,300	461,295
SafeNet, Inc.*	5,400	183,924
Secure Computing Corp.*	17,900	194,752
SS&C Technologies, Inc.	11,100	351,648
Varian Semiconductor Equipment Associates, Inc.*	7,300	270,100
Verisign, Inc.*	11,900	342,244
WebEx Communications, Inc.*	4,000	105,640

					6,593,808
Utilities - 1.8%					
AGL Resources, Inc.				12,110	468,052
Atmos Energy Corp.				6,100	175,675
					643,727
TOTAL EQUITIES (Cost $28,000,240)					33,412,907
SHORT-TERM INVESTMENTS - 0.1%	**Rate**	**Maturity**	**Par Value**		
U.S. Government - 0.1%					
U.S. Treasury Bill+ (Cost $29,811)	2.96 %	9/15/2005		30,000	29,810
INVESTMENT OF CASH COLLATERAL - 6.3%			**Shares**		
BlackRock Cash Strategies L.L.C ++ (Cost $2,235,410)				2,235,410	2,235,410
TOTAL UNAFFILIATED INVESTMENTS (Cost $30,265,461)					35,678,127
AFFILIATED INVESTMENTS - 4.7%					
Dreyfus Institutional Preferred Plus +++ (Cost $1,664,167)				1,664,167	1,664,167
TOTAL INVESTMENTS - 105.7% (Cost $31,929,628)					37,342,294
LIABILITIES IN EXCESS OF OTHER ASSETS - (5.7%)					(2,020,914)
NET ASSETS - 100%					$ 35,321,380

Notes to Schedule of Investments:

REIT - Real Estate Investment Trust

(a) Security, or a portion of thereof, was on loan at 6/30/05.

* Non-income producing security

+ Denotes all or part of security segregated as collateral.

++ Money market fund exempt from registration under the Investment Company Act of 1940 offered only to eligible investors.

+++ Affiliated institutional money market fund.

At June 30 ,2005 the Fund held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain
Russell 2000 Index (3 Contracts)	Long	9/15/2005	$ 321,550	$ 5,900